WILMER CUTLER PICKERING
HALE and DORR LLP



                                                David C. Phelan

                                                60 STATE STREET
                                                BOSTON, MA 02109
                                                +1 617 526 6372
                                                +1 617 526 5000 fax
                                                david.phelan@wilmerhale.com

                                                                January 28, 2005

Pioneer Variable Contracts Trust
60 State Street
Boston, Massachusetts 02109

     Re:  Post-Effective Amendment No. 64 to
          Pioneer Value Fund
          Registration Statement on Form N-1A
          (File Nos. 2-32773 and File No. 811-01835)

Ladies and Gentlemen:

     As counsel to  Pioneer  Value Fund (the  "Fund"),  we have
reviewed   the   above-captioned   post-effective   amendment   to  the  Fund's
Registration Statement on Form N-1A for filing with the Securities and Exchange Commission. We hereby represent, pursuant to Rule 485(b)(4) under the Securities Act of 1933, as amended, that said post-effective amendment does not, in our view, contain disclosures that would make it ineligible to become effective pursuant to paragraph (b) of said Rule 485.

     We hereby consent to your filing this letter with the Securities and Exchange Commission together with the above-captioned post-effective amendment to the Fund's Registration Statement on Form N-1A. Except as provided in this paragraph, this letter may not be relied upon by, or filed with, any other parties or used for any other purpose.

                                           Sincerely,


                                           /s/David C. Phelan
                                           David C. Phelan



cc:  Christopher J. Kelley, Esq.


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